Exhibit 99.1

Xinyuan Real Estate Co., Ltd. and Subsidiaries

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 (AUDITED)

AND JUNE 30, 2016 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2015	June 30, 2016
		US$	US$
		(Audited)	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents		387,528,092	416,829,316
Restricted cash		363,137,210	482,125,017
Short-term investments	3	1,244,646	32,398,227
Accounts receivable		42,040,320	17,228,400
Other receivables		147,651,234	28,330,996
Deposits for land use rights		46,199,335	49,764,748
Other deposits and prepayments		254,048,288	261,491,522
Advances to suppliers		50,534,250	55,850,055
Real estate properties development completed		24,076,559	21,987,023
Real estate properties under development (including real estate properties under development of the consolidated variable interest entities (“Consolidated VIEs”) to be used only to settle obligations of the Consolidated VIEs of US$321,477,961 and US$142,322,586 as of December 31, 2015 and June 30, 2016, respectively)	4	1,887,321,801	2,082,679,555
Amounts due from related party	11	58,630,172	45,590,748
Amounts due from employees	11	350,919	1,871,777
Other current assets		200,891	115,218

Total current assets		3,262,963,717	3,496,262,602

Real estate properties held for lease, net		71,132,582	68,663,976
Deposits for land use rights		107,798,448	78,417,179
Property and equipment, net		39,323,322	36,777,883
Other long-term investment	5	31,107,552	31,107,552
Investment in joint ventures		6,124,827	11,008,678
Deferred tax assets		15,488,557	28,806,865
Other assets		14,944,179	13,311,625

TOTAL ASSETS		3,548,883,184	3,764,356,360

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2015 (AUDITED)

AND JUNE 30, 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

	Notes	December 31, 2015	June 30, 2016
		US$	US$
		(Audited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and notes payable (including accounts payable and notes payable of the Consolidated VIEs without recourse to the primary beneficiary of US$51,564,352 and US$42,669,182 as of December 31, 2015 and June 30, 2016, respectively)		471,175,849	457,770,011
Short-term bank loans and other debt (including short-term bank loans and other debt of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$12,064,181 as of December 31, 2015 and June 30, 2016, respectively)	7	222,226,246	226,678,954
Customer deposits (including customer deposits of the Consolidated VIEs without recourse to the primary beneficiary of US$11,510,875 and US$17,335,514 as of December 31, 2015 and June 30, 2016, respectively)		64,451,511	63,832,972
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiary of US$9,011,064 and US$10,105,126 as of December 31, 2015 and June 30, 2016, respectively)		106,034,490	98,036,514
Deferred tax liabilities		57,692,275	44,369,136
Other payables and accrued liabilities (including other payables and accrued liabilities of the Consolidated VIEs without recourse to the primary beneficiary of US$9,884,086 and US$12,096,352 as of December 31, 2015 and June 30, 2016, respectively)		106,126,369	105,786,177
Payroll and welfare payable (including payroll and welfare payable of the Consolidated VIEs without recourse to the primary beneficiary of US$2,017,480 and US$276,353 as of December 31, 2015 and June 30, 2016, respectively)		22,966,053	8,787,655
Current portion of long-term bank loans and other debt (including current portion of long-term bank loans and other debt of the Consolidated VIEs without recourse to the primary beneficiary of US$122,890,230 and US$125,015,080 as of December 31, 2015 and June 30, 2016, respectively)	8,9	594,834,196	809,094,078
Current maturities of capital lease obligations	2(a)	3,065,612	3,001,999
Mandatorily redeemable non-controlling interests (including mandatorily redeemable non-controlling interests of the Consolidated VIEs without recourse to the primary beneficiary of nil and US$603,209 as of December 31, 2015 and June 30, 2016, respectively)		2,309,967	1,206,418
Amounts due to related party	11	-	15,080,227

Total current liabilities		1,650,882,568	1,833,644,141

Long-term bank loans	8	13,859,800	51,021,927
Deferred tax liabilities		13,500,239	20,711,472
Unrecognized tax benefits	10	17,842,283	18,081,473
Other long-term debt (including other long-term debt of the Consolidated VIEs without recourse to the primary beneficiary of US$65,603,055 and nil as of December 31, 2015 and June 30, 2016, respectively)	9	897,503,703	892,098,022
Capital lease obligations, net of current maturities		18,111,007	16,548,786
Mandatorily redeemable non-controlling interests (including mandatorily redeemable non-controlling interests of the Consolidated VIEs without recourse to the primary beneficiary of US$615,991 and US$452,407 as of December 31, 2015 and June 30, 2016, respectively)	2(a)	1,231,982	452,407

Total liabilities		2,612,931,582	2,832,558,228

Commitments and contingencies	15	-	-

Shareholders’ equity
Common shares, US$0.0001 par value:
Authorized-500,000,000; shares issued and outstanding- 133,417,607 shares as of June 30, 2016 (December 31, 2015: 142,802,936 shares)	12	15,835	15,935
Treasury shares	12	(24,045,440)	(45,262,256)
Additional paid-in capital		531,233,336	533,954,918
Statutory reserves		80,049,764	79,255,415
Retained earnings		317,765,089	344,197,018
Accumulated other comprehensive income	16	30,951,837	11,516,001

Total Xinyuan Real Estate Co., Ltd. shareholders’ equity		935,970,421	923,677,031

Non-controlling interest	17	(18,819)	8,121,101

Total equity		935,951,602	931,798,132

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,548,883,184	3,764,356,360

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

		Six months ended June 30,
	Notes	2015	2016
		US$	US$
		(Unaudited)	(Unaudited)
Revenue:
Real estate sales, net of sales taxes of US$25,558,801 for the six months ended June 30, 2015 and US$34,932,216 for the six months ended June 30, 2016		428,135,015	594,465,950
Real estate lease income		2,800,637	2,980,041
Real estate management services income		10,370,917	12,867,287
Other revenue		477,136	1,693,558

Total revenue		441,783,705	612,006,836

Costs of revenue:
Cost of real estate sales		(321,290,535)	(471,580,587)
Cost of real estate lease income		(1,549,902)	(1,795,262)
Cost of real estate management services income		(8,849,571)	(10,052,465)
Other costs		(1,168,942)	(2,379,095)

Total cost of revenue		(332,858,950)	(485,807,409)

Gross profit		108,924,755	126,199,427
Selling and distribution expenses		(18,647,331)	(16,921,743)
General and administrative expenses		(44,793,444)	(55,604,870)

Operating income		45,483,980	53,672,814
Interest income		11,910,810	12,693,566
Interest expense		(9,956,249)	(10,063,297)
Net realized gain on short-term investments		762,469	915,903
Unrealized gain on short-term investments		19,156	766,955
Other income		4,721,643	4,108,053
Share of gain/(loss) in an equity investee		478,394	(597,966)
Exchange gain		-	235,624

Income from operations before income taxes		53,420,203	61,731,652

Income taxes		(28,747,037)	(27,032,761)

Net income		24,673,166	34,698,891
Less: net income attributable to non-controlling interest		(267)	(2,053,922)

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders		24,672,899	32,644,969

Earnings per share:
Basic	13	0.17	0.24
Diluted	13	0.17	0.23

Shares used in computation:
Basic	13	147,035,708	134,617,909
Diluted	13	147,238,150	138,984,932

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	16	267,938	(19,435,836)

Comprehensive income		24,941,104	15,263,055
Less: comprehensive income attributable to non-controlling interest		(19,724)	(2,053,922)

Comprehensive income attributable to Xinyuan Real Estate Co., Ltd. shareholders		24,921,380	13,209,133

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

	Six months ended June 30,
	2015	2016
	US$	US$
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	24,673,166	34,698,891
Adjustments to reconcile net income to net cash (used in)/provided operating activities:
Depreciation and amortization	4,075,323	4,321,389
Stock-based compensation expenses	1,655,456	5,271,661
Changes in unrecognized tax benefit	(2,748,906)	305,511
Deferred tax expense/(benefit)	24,577,527	(26,387,082)
Share of income/(loss) in an equity investee	(478,394)	597,966
Net realized gain on trading securities	(617,576)	(915,902)
Unrealized gain on trading securities	(19,156)	(766,955)
Proceeds from disposal of trading securities	22,827,583	16,410,536
Purchase of trading securities	(17,872,929)	(29,632,698)
Purchase of short-term investments	-	(16,781,803)
Bargain purchase gain	-	(2,004,507)
Gain on remeasurement of pre-existing shares	-	(2,100,563)
Others	734,829	(1,056,139)

Changes in operating assets and liabilities:
Accounts receivable	(10,740,962)	25,830,383
Real estate property held for sale	1,185,217	-
Real estate property development completed	750,886	2,883,228
Real estate property under development	(377,225,106)	20,317,523
Real estate properties held for lease	(9,273,066)	(532,482)
Advances to suppliers	(22,460,803)	(3,720,032)
Other receivables	(21,089,249)	119,468,434
Deposits for land use rights	136,097,551	(41,387,969)
Other deposits and prepayments	(65,808,140)	29,395,254
Other current assets	(97,290)	1,796,533
Amounts due from employees	(1,584,316)	(1,538,762)
Amount due from parties	43,367,400	(58,153,898)
Other assets	686,286	2,059,626
Accounts payable	14,298,514	(49,788,059)
Customer deposits	45,216,467	8,652,670
Income tax payable	(597,035)	(6,007,499)
Other payables and accrued liabilities	3,919,439	(884,016)
Payroll and welfare payable	(14,842,675)	(13,872,499)

Net cash (used in)/provided by operating activities	(221,389,959)	16,478,740

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

	Six months ended June 30,
	2015	2016
	US$	US$
	(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of properties held for lease and property and equipment	12,485	83,564
Purchase of property and equipment	(1,979,531)	(921,985)
Purchase of available-for-sale securities	(6,137,451)	-
Acquisition of subsidiaries, net of cash acquired	-	15,055,431
Acquisition of other equity method investments	-	(11,543,711)
Acquisition of other long-term investment	(32,633,171)	-

Net cash (used in)/provided by investing activities	(40,737,668)	2,673,299

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	27,830	1,454,020
Purchase of treasury shares	-	(21,216,816)
Repurchase of shares under Restricted Stock Unit (“RSU”) plan	(2,067,127)	(4,003,999)
Dividends to shareholders	(7,375,851)	(7,015,794)
Decrease/(increase) in restricted cash	87,365,781	(111,232,195)
Repayment of short-term bank loans and current portion of long-term bank loans	(201,485,778)	(503,479,828)
Proceeds from short-term bank loans and current portion of long-term bank loans	265,216,598	335,814,445
Repayment of long-term bank loans	(24,474,878)	-
Proceeds from long-term bank loans	71,336,111	41,624,237
Repayment of other short-term debt	(163,165,853)	-
Proceeds from other short-term debt	24,474,878	12,249,492
Repayment of other long-term debt	(6,925,120)	(41,075,118)
Proceeds from other long-term debt	239,926,458	314,944,294
Capital lease payments	(1,640,702)	(1,204,634)
Repayment of mandatorily redeemable non-controlling interests	(399,756)	(2,296,780)
Proceeds from mandatorily redeemable non-controlling interests	1,305,327	459,356

Net cash provided by financing activities	282,117,918	15,020,680

NET INCREASE IN CASH AND CASH EQUIVALENTS	19,990,291	34,172,719

Effect of exchange rate changes on cash and cash equivalents	(641,345)	(4,871,495)
Cash and cash equivalents, at beginning of period	140,494,754	387,528,092

CASH AND CASH EQUIVALENTS, AT END OF PERIOD	159,843,700	416,829,316

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED)

(All amounts stated in US$, except for number of shares data)

1. Background information of business and organization

Xinyuan Real Estate Co., Ltd. (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market and established Vista Sierra, LLC, XIN Irvine, LLC and 421 Kent Development, LLC to acquire three projects in Reno, Nevada, Irvine, California and Brooklyn, New York, respectively. On April 6, 2012, September 25, 2012, December 4, 2015 and December 9, 2015, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd. , Henan Wanzhong Real Estate Co., Ltd., Beijing Xinyuan Jiye Real Estate Co., Ltd. and Kunming Huaxia Xinyuan Real Estate Co., Ltd. subsidiaries of the Company, were liquidated, respectively. On October 18, 2013, Kunshan Xinyuan Real Estate Co., Ltd. (“Kunshan Xinyuan”) acquired a 100% equity interest in Jiangsu Jiajing Real Estate Co., Ltd. On January 27, 2014, Xinyuan (China) Real Estate, Ltd. acquired a 100% equity interest in Sanya Beida Science and Technology Park Industrial Development Co., Ltd. (“Sanya Beida”). On April 11, 2014, Kunshan Xinyuan acquired a 100% equity interest in Shanghai Junxin Real Estate Co., Ltd. (“Shanghai Junxin”). The Sanya Beida and Shanghai Junxin acquisitions were accounted for as asset acquisitions. In December 2014, the Group expanded its business into the Malaysia residential real estate market through acquisition of 100% equity interest in XIN Eco Marine Group Properties Sdn Bhd (formerly named EMG Group Properties Sdn Bhd).

On March 2 and May 15, 2015, Shandong Xinyuan Real Estate Co., Ltd. (“Shandong Xinyuan”) acquired 82% and 18% equity interest, respectively, in Shandong Renju Real Estate Co., Ltd. (“Shandong Renju”). The Shandong Renju acquisition was accounted for as asset acquisition. Pursuant to the Share Transfer Agreement entered into by Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”) and Ping’an Dahua Huitong Wealth Management Co., Ltd. (“Ping’an”), an unrelated asset management company, on March 5, 2015, 20% of the equity interest in Zhengzhou Shengdao Real Estate Co., Ltd. (“Zhengzhou Shengdao”) was transferred to Ping’an. Pursuant to the Share Transfer Agreement entered into by Zhengzhou Shengdao and Wanxiang Trustee Co., Ltd. (“Wanxiang”), an unrelated asset management company, on March 23, 2015, 10% of the equity interest in Zhengzhou Quansheng Real Estate Co., Ltd. (“Zhengzhou Quansheng”) was transferred to Wanxiang.

On February 23, 2016, upon the amendment of article association, the Company obtained control over Shaanxi Zhongmao Real Estate Co., Ltd. (“Shaanxi Zhongmao”), which was previously accounted under equity method investment (see Note 6) . Pursuant to the Share Transfer Agreement entered into by Zhengzhou Quansheng and Wanxiang on March 31, 2016, 10% of the equity interest in Zhengzhou Shunsheng Real Estate Co., Ltd. (“Zhengzhou Shunsheng”) was transferred to Wanxiang. On June 28, 2016, Henan Xinyuan, as 100% owner of Xinyuan Property Service Co., Ltd. (“Xinyuan Property Service”), transferred 6% of equity interests of Xinyuan Property Service to key management personnel.

As of June 30, 2016, subsidiaries of the Company and its consolidated variable interest entities included the following entities:

Company Name	Registered/Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan International Property Investment Co., Ltd.	Cayman Islands October 6, 2011	US$	500,000	100%	Investment holding company

Xinyuan International (HK) Property Investment Co., Limited.	Hong Kong October 26, 2011	HK$	3,000,000	100%	Investment holding company

XIN Development Group International Inc.	United States November 10, 2011	US$	0	100%	Investment holding company

Xinyuan Real Estate, Ltd. (“Xinyuan”)	Cayman Islands January 27, 2006	US$	50,000,000	100%	Investment holding company

South Glory International Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Victory Good Development Ltd.	Hong Kong January 17, 2001	HK$	10,000	100%	Investment holding company

Elite Quest Holdings Ltd.	Hong Kong November 19, 2001	HK$	10,000	100%	Investment holding company

XIN Irvine, LLC	United States July 12, 2012	US$	50,000	100%	Real estate development

Vista Sierra, LLC	United States May 1, 2012	US$	0	100%	Real estate development

XIN Development Management East, LLC	United States August 28, 2012	US$	1,000	100%	Property management services

XIN NY Holding, LLC	United States August 29, 2012	US$	1,000	100%	Investment holding company

421 Kent Development, LLC	United States August 29, 2012	US$	1,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xinyuan Sailing Co., Ltd.	Hong Kong June 21, 2013	HK$	3,000,000	100%	Investment holding company

AWAN Plasma Sdn Bhd	Malaysia April 16, 2007	MYR	33,577,000	100%	Real estate development

XIN Eco Marine Group Properties Sdn Bhd	Malaysia July 9, 2014	MYR	33,217,000	100%	Investment holding company

Xinyuan Internet Finance Co., Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Dawn International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

New Legend International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

NewPoint International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

NewGrace International Ltd.	Cayman Islands July 7, 2015	US$	50,000	100%	Investment holding company

China Online Finance Research Institute Limited	Hong Kong July 17, 2015	US$	1,000,000	100%	Dormant

Genesis Ocean Investments Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Honest View Development Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Honour Triumph Enterprises Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Well Poly Holdings Ltd.	Hong Kong August 19, 2015	HK$	100	100%	Investment holding company

Zhengzhou Yasheng Construction Material Co., Ltd.	PRC October 22, 2013	US$	50,000,000	100%	Sales of construction material

Zhengzhou Jiasheng Real Estate Co., Ltd	PRC December 2, 2013	US$	60,000,000	100%	Real estate development

Zhengzhou Yusheng Landscape Design Co., Ltd.	PRC December 25, 2013	US$	70,000,000	100%	Landscaping engineering and management

Xinyuan (China) Real Estate, Ltd. (“WFOE”)	PRC April 10, 2006	US$	307,000,000	100%	Investment holding company

Henan Xinyuan Real Estate Co., Ltd. (“Henan Xinyuan”)	PRC May 19, 1997	RMB	200,000,000	100%	Real estate development

Qingdao Xinyuan Xiangrui Real Estate Co., Ltd.	PRC February 9, 2006	RMB	10,000,000	100%	Real estate development

Shandong Xinyuan Real Estate Co., Ltd.	PRC June 2, 2006	RMB	300,000,000	100%	Real estate development

Xinyuan Property Service Co., Ltd. (“Xinyuan Property Service”)	PRC December 28, 1998	RMB	50,000,000	94%	Property management services

Zhengzhou Mingyuan Landscape Engineering Co., Ltd.	PRC February 17, 2004	RMB	2,000,000	100%	Landscaping engineering and management

Zhengzhou Xinyuan Computer Network Engineering Co., Ltd.	PRC May 26, 2004	RMB	2,000,000	100%	Installation of intercom systems

Henan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Henan Wanzhuo”)	PRC December 29, 2011	RMB	20,000,000	100%	Real estate development

Suzhou Xinyuan Real Estate Development Co., Ltd. (“Suzhou Xinyuan”)	PRC November 24, 2006	RMB	200,000,000	100%	Real estate development

Anhui Xinyuan Real Estate Co., Ltd.	PRC December 7, 2006	RMB	50,000,000	100%	Real estate development

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Kunshan Xinyuan Real Estate Co., Ltd.	PRC January 31, 2008	RMB	200,000,000	100%	Real estate development

Xinyuan Real Estate (Chengdu) Co., Ltd.	PRC June 12, 2007	RMB	220,000,000	100%	Real estate development

Xuzhou Xinyuan Real Estate Co., Ltd.	PRC November 09, 2009	RMB	200,000,000	100%	Real estate development

Henan Xinyuan Jiye Real Estate Co., Ltd.	PRC November 15, 2009	RMB	50,000,000	100%	Real estate development

Beijing Xinyuan Wanzhong Real Estate Co., Ltd. (“Beijing Wanzhong”)	PRC March 4, 2008	RMB	900,000,000	100%	Real estate development

Beijing Heju Management Consulting Service Co. Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Xinyuan Renju (Beijing) Asset Management Co., Ltd.	PRC January 16, 2009	RMB	30,000,000	100%	Real estate development

Zhengzhou Jiantou Xinyuan Real Estate Co., Ltd. (“Jiantou Xinyuan”)	PRC June 13, 2005	RMB	10,000,000	100%	Real estate development

Beijing Xinyuan Priority Real Estate Consulting Co., Ltd.	PRC March 8, 2012	RMB	30,000,000	100%	Real estate consulting services

Henan Xinyuan Priority Commercial Management Co., Ltd.	PRC August 10, 2012	RMB	2,000,000	100%	Leasing management services

Suzhou Xinyuan Wanzhuo Real Estate Co., Ltd. (“Suzhou Xinyuan”)	PRC September 20, 2012	RMB	200,000,000	100%	Real estate development

Jiangsu Jiajing Real Estate Co., Ltd.	PRC March 28, 2005	RMB	150,000,000	100%	Real estate development

Beijing XIN Media Co., Ltd.	PRC July 10, 2013	RMB	10,000,000	100%	Culture and Media services

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Company Name	Registered Place and Date of Incorporation	Paid-up Capital		Percentage of Equity Directly Attributable to the Group	Principal Activities
Subsidiary companies:
Xingyang Xinyuan Real Estate Co., Ltd. (“Xingyang Xinyuan”)	PRC July 25, 2013	RMB	200,000,000	100%	Real estate development

APEC Construction Investment (Beijing) Co., Ltd.	PRC August 1, 2013	RMB	100,000,000	100%	Dormant

Beijing Xinxiang Huicheng Decoration Co., Ltd.	PRC October 18, 2013	RMB	10,000,000	100%	Property decoration services

Jinan Xinyuan Wanzhuo Real Estate Co., Ltd. (“Jinan Wanzhuo”)	PRC December 4, 2013	RMB	300,000,000	100%	Real estate development

Xinrongji (Beijing) Investment Co., Ltd.	PRC December 25, 2013	RMB	100,000,000	100%	Dormant

Shanghai Junxin Real Estate Co., Ltd. (“Shanghai Junxin”)	PRC January 16, 2014	RMB	5,000,000	100%	Real estate development

Sanya Beida Science and Technology Park Industrial Development Co., Ltd.	PRC January 10, 2014	RMB	200,000,000	100%	Real estate development

Chengdu Xinyuan Wanzhuo Real Estate Co., Ltd.	PRC February 21, 2014	RMB	50,000,000	100%	Real estate development

Zhengzhou Hengsheng Real Estate Co., Ltd.	PRC June 19, 2014	RMB	20,000,000	100%	Real estate development

Beijing Xinyuan Xindo Park E-commerce Co., Ltd.	PRC August 12, 2014	RMB	202,000,000	100%	Electronic commerce

Beijing Economy Cooperation Ruifeng Investment Co., Ltd.	PRC September 15, 2014	RMB	20,000,000	90%	Real estate development

Tianjin Xinyuan Real Estate Co., Ltd.	PRC September 17, 2014	RMB	100,000,000	100%	Real estate development

Xi’an Xinyuan Metropolitan Business Management Co., Ltd.	PRC November 25, 2014	RMB	3,000,000	100%	Property management services

Beijing Xinleju Technology Development Co., Ltd.	PRC December 24, 2014	RMB	10,000,000	100%	Technical service

Changsha Xinyuan Wanzhuo Real Estate Co., Ltd. (“Changsha Wanzhuo”)	PRC April 3, 2014	RMB	100,000,000	100%	Real estate development

Beijing Yue-Mart Commerce and Trade Co., Ltd.	PRC January 1, 2015	RMB	30,000,000	100%	Retail store

Jinan Yue-Mart Commerce and Trade Co., Ltd.	PRC December 4, 2015	RMB	3,000,000	100%	Retail store

Henan Yue-Mart Commerce and Trade Co., Ltd.	PRC March 23, 2015	RMB	10,000,000	100%	Retail store

Henan Xinyuan Guangsheng Real Estate Co., Ltd.	PRC July 27, 2015	RMB	40,000,000	100%	Real estate development

Shanghai Hexinli Property Management Center (Limited partnership)	PRC July 28, 2015	RMB	100,000	100%	Property management services

Beijing Xinhe Investment Development Co., Ltd.	PRC May 5, 2015	RMB	5,000,000	100%	Investment holding company

Shenzhen Xileju Technology Development Co., Ltd.	PRC June 4, 2015	RMB	5,000,000	100%	Intelligent information system development

Shenzhen Xilefu Internet Financial Service Co., Ltd.	PRC June 12, 2015	RMB	5,000,000	100%	Dormant

Henan Xinyuan Real Estate Marketing Co., Ltd.	PRC July 30, 2015	RMB	1,000,000	100%	Real estate marketing

Shandong Xinyuan Renju Real Estate Co., Ltd. (“Shandong Renju”)	PRC November 19, 2011	RMB	50,000,000	100%	Real estate development

Shaanxi Zhongmao Real Estate Co., Ltd. (“Shaanxi Zhongmao”)*	PRC June 22, 1998	RMB	22,500,000	65.98%	Real estate development

421 Kent Holding Co, Ltd	United States May 2, 2014	US$	1,000	100%	Investment holding company

Hudson 888 Owner LLC	United States October 22, 2015	US$	1,000	100%	Real estate development

XIN Manhattan Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Hudson 888 Holding LLC	United States December 9, 2015	US$	1,000	100%	Investment holding company

Shenzhen Xinchuang Investment Consulting Co., Ltd.	PRC January 20, 2016	RMB	500,000	100%	Dormant

Shenzhen Keye Investment Co., Ltd.	PRC February 26, 2016	RMB	5,000,000	100%	Dormant

Henan Yueshenghang Property Service Co., Ltd.	PRC April 15, 2016	RMB	50,000,000	100%	Property management services

VIEs:
Zhengzhou Shengdao Real Estate Co., Ltd. (“Zhengzhou Shengdao”)	PRC October 14, 2013	RMB	20,000,000	80%	Real estate development

Henan Xinyuan Quansheng Real Estate Co., Ltd. (“Henan Quansheng”)	PRC January 14, 2015	RMB	40,000,000	90%	Real estate development

Henan Xinyuan Shunsheng Real Estate Co., Ltd. (“Henan Shunsheng”)	PRC January 13, 2016	RMB	30,000,000	90%	Real estate development

*Acquired on February 23, 2016.

Equity holdings remained unchanged throughout the six months ended June 30, 2016 except for Jinan Wanzhuo, Shaanxi Zhongmao, Zhengzhou Shunsheng and Xinyuan Property Service. (see note 1 and 2(a)).

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

2. Summary of significant accounting policies

(a) The Company and basis of presentation and consolidation

The Group is principally engaged in residential real estate development and the provision of property management services. The Group’s operations are conducted mainly in the People’s Republic of China (“PRC”). In 2012, the Group expanded its business into the U.S. residential real estate market. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

 These unaudited condensed consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2015. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2015. The condensed consolidated balance sheet as of December 31, 2015 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the unaudited condensed consolidated financial statements include the results for the part of the reporting year during which the Group has control.

In accordance with ASC 810, Consolidation, Henan Quansheng, Henan Shunsheng and Zhengzhou Shengdao as of June 30, 2016 and Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao as of December 31, 2015 are variable interest entities as they were not established with sufficient equity at risk to finance their activities without additional subordinated financial support. As of December 31, 2015, the Company was considered as the primary beneficiary of Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao, as it has the power to direct the activities of Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao through its voting interest underlying the 95%, the 90% and the 80% equity interests, respectively, in accordance with PRC Company Law and the articles of association of Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao, respectively. Based on the above, Jinan Wanzhuo, Henan Quansheng and Zhengzhou Shengdao are consolidated by the Company. As of June 30, 2016, the Company is considered as the primary beneficiary of Henan Quansheng, Henan Shunsheng and Zhengzhou Shengdao, as it has the power to direct the activities of Henan Quansheng, Henan Shunsheng and Zhengzhou Shengdao that most significantly impact their economic performance and has the obligation to absorb the losses and the right to receive benefits from Henan Quansheng, Henan Shunsheng and Zhengzhou Shengdao through its voting interest underlying the 90%, the 90% and the 80% equity interests, respectively, in accordance with PRC Company Law and the articles of association of Henan Quansheng, Henan Shunsheng and Zhengzhou Shengdao, respectively. Based on the above, Henan Quansheng, Henan Shunsheng and Zhengzhou Shengdao are consolidated by the Company.

Jinan Wanzhuo, with registered capital of US$48.8 million (RMB300.0 million), was established by the Company on December 4, 2013, for the purpose of undertaking a residential property development project in Jinan, Shandong province. On June 24, 2014 (“transaction date”), an unrelated asset management company purchased 5% of the equity interest in Jinan Wanzhuo and lent US$111.7 million (RMB685.0 million) to Jinan Wanzhuo. The loan is for a two-year term and bears interest at an annual rate of 11.24%. As of December 31, 2015, Jinan Wanzhuo had one project under construction. Pursuant to the share purchase agreement, the 5% of non-controlling equity interest of Jinan Wanzhuo will be repurchased by the Company in cash at the earlier of the second anniversary of the transaction date or the first anniversary of the transaction date when the Company requested to repurchase the 5% equity interest of Jinan Wanzhuo above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities From Equity. On June 21, 2016, the Company repurchased the 5% equity interest of Jinan Wanzhuo from Ping’an and Jinan Wanzhuo ceased to be VIE.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Zhengzhou Shengdao, with registered capital of US$3.3 million (RMB20.0 million), was established by the Company on October 14, 2013, for the purpose of undertaking a residential property development project in Zhengzhou, Henan province. On March 5, 2015 (“transaction date”), an unrelated asset management company purchased 20% of the equity interest in Zhengzhou Shengdao and lent US$86.0 million (RMB526.0 million) to Zhengzhou Shengdao. The loan is for a two-year term and bears interest at an annual rate of 10.984%. As of June 30, 2016, Zhengzhou Shengdao had two projects under construction. Pursuant to the share purchase agreement, the 20% of non-controlling equity interest of Zhengzhou Shengdao will be repurchased by the Company in cash at the earlier date of the second anniversary or 18 months of the transaction date when the Company requests to repurchase the 20% equity interest of Zhengzhou Shengdao above. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities From Equity. In addition, since the Company planned to repurchase the 20% equity interest of Zhengzhou Shengdao within the next 12 months, the liability is classified as current liability as of June 30, 2016.

Henan Quansheng, with registered capital of US$6.5 million (RMB40.0 million), was established by the Company on January 14, 2015, for the purpose of undertaking a residential property development project in Zhengzhou, Henan province. On March 23, 2015 (“transaction date”), an unrelated trustee company purchased 10% of the equity interest in Henan Quansheng and lent US$38.1 million (RMB233.0 million) to Henan Quansheng. The loan is for a two-year term and bears interest at an annual rate of 11%. As of June 30, 2016, Henan Quansheng had one project under construction. Pursuant to the share purchase agreement, the 10% of non-controlling equity interest of Henan Quansheng will be repurchased by the Company in cash at the earlier date of the second anniversary or the date stated on the purchase notice sent by the unrelated trustee company when certain conditions were met. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities From Equity. In addition, since the Company planned to repurchase the 10% equity interest of Henan Quansheng within the next 12 months, the liability is classified as current liability as of June 30, 2016.

Henan Shunsheng, with registered capital of US$4.5 million (RMB30.0 million), was established by the Company on January 13, 2016, for the purpose of undertaking a residential property development project in Zhengzhou, Henan province. On March 31, 2016 (“transaction date”), an unrelated trustee company purchased 10% of the equity interest in Henan Shunsheng and lent US$43.3 million (RMB287.0 million) to Henan Shunsheng. The loan is for a two-year term and bears interest at an annual rate of 9%. As of June 30, 2016, Henan Shunsheng had one project under construction. Pursuant to the share purchase agreement, the 10% of non-controlling equity interest of Henan Shunsheng will be repurchased by the Company in cash at the earlier of the second anniversary date, or the date the Company elects to repurchase the 10% equity interest of Henan Shunsheng. Therefore, the non-controlling interest is mandatorily redeemable and is accounted for as liability in accordance with ASC 480, Distinguishing Liabilities From Equity. In addition, since the Company has no intention to repurchase the 10% equity interest of Henan Shunsheng within the next 12 months, the liability is classified as non-current liability as of June 30, 2016.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The carrying amounts and classifications of the assets and liabilities of the VIEs are as follows:

	December 31, 2015	June 30, 2016
	US$ (Audited)	US$ (Unaudited)
Current assets	412,763,119	257,593,597
Non-current assets	7,469,208	11,218,510

Total assets	420,232,327	268,812,107

Current liabilities	262,759,976	220,164,997
Non-current liabilities	66,219,046	452,407

Total liabilities	328,979,022	220,617,404

The financial performance and cash flows of the VIEs are as follows:

	Six months ended June 30
	2015	2016
	US$ (Unaudited)	US$ (Unaudited)
Revenue	47,544,639	97,735,245
Cost of revenue	(41,274,288)	(69,973,777)
Net income	502,698	2,432,349
Net cash (used in)/provided by operating activities	(83,225,914)	17,690,147
Net cash used in investing activities	(5,951,126)	(4,627,334)
Net cash provided by financing activities	98,722,047	20,839,240

As of June 30, 2016, the current assets of the VIEs included amounts due to subsidiaries of the Group of US$ 18,973,048 (December 31, 2015: US$55,881,889), which was eliminated upon consolidation by the Company.

As of June 30, 2016, the land use rights included in real estate property under development of the VIEs of US$185,765,917 (December 31, 2015: US$289,057,933) were pledged as collateral for other debt. Creditors of the VIEs have no recourse to the general credit of the primary beneficiary.

The VIEs contributed 16.0% (Six-month period ended June 30, 2015: 10.8%) of the Company’s consolidated revenues for the six-month period ended June 30, 2016.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes, and disclosure of contingent liabilities at the date of the unaudited condensed consolidated financial statements. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment and capital lease, allowance for doubtful debt associated with accounts receivable, other receivables, deposit for land use rights, other deposits and prepayments and advances to suppliers, fair values of the purchase price allocation with respect to business combinations, revenue recognition for percentage of completion method, accounting for the share-based compensation, classification of financial instruments, accounting for mandatorily redeemable non-controlling interests, accounting for deferred income taxes, impairment of real estate properties under development, real estate properties held for lease and long-term investments, and provision necessary for contingent liabilities. Management analyzed the forecasted cash flows for the twelve months from June 30, 2016, which indicates that the Group will have sufficient liquidity from cash flows generated by operations and existing credit facilities and therefore will be sufficient financial resources to settle borrowings and payables that will be due in the next twelve months. Management believes that the estimates utilized in preparing its unaudited condensed consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

(c) Foreign currency translation

The Group’s financial information is presented in U.S. dollars. The functional currency of the Company is U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is Renminbi (“RMB”), the currency of the PRC. The functional currency of the Company’s subsidiaries in Malaysia is Malaysian Ringgit (“MYR”), the currency of the Malaysia. The functional currency of the Company’s subsidiaries other than those in the PRC and Malaysia is U.S. dollars. Transactions by the Company’s subsidiaries which are denominated in currencies other than RMB are remeasured into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing on the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than RMB are included in the consolidated statements of comprehensive income as exchange gains. The unaudited condensed consolidated financial statements of the Company’s subsidiaries have been translated into U.S. dollars in accordance with ASC 830, Foreign Currency Matters. The PRC subsidiaries’ financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity.

	June 30, 2015	December 31, 2015	June 30, 2016
	(Unaudited)	(Audited)	(Unaudited)
Period end RMB: US$ exchange rate	6.1136	6.4936	6.6312
Period average RMB: US$ exchange rate	6.1287	6.2272	6.5309

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(d) Senior Secured Notes

On May 3, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due May 3, 2018 (the “May 2018 Senior Secured Notes”) at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. Given that the May 2018 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC 815, Derivatives and Hedging. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

On December 6, 2013, the Company issued notes with an aggregate principal amount of US$200,000,000 due on June 6, 2019 (the "June 2019 Senior Secured Notes") at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. Given that the June 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

 On February 13, 2015, through a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, the Company amended the May 2018 and June 2019 Indentures (collectively, known as the “Indentures”) to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include changes to: (i) incur additional Indebtedness (as defined in the Indentures) in furtherance of the Company's business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that the Company believes necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges.

On February 3, 2016, through a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, the Company amended the Indentures to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) amending the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amending the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amending the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amending the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) removing the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

(e) Change of accounting policy

On January 1, 2016, the Company adopted Accounting Standards Update (“ASU”) No. 2015-03, “Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” and, as a result, the Company reclassified deferred debt issuance costs for all periods presented such that costs are included as a discount to other long-term debt on the accompanying condensed consolidated balance sheets.

(f) Earnings per share

Earnings per share are calculated in accordance with ASC 260, “Earnings Per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common shares issuable upon the conversion of the convertible note, were included in diluted earnings per common share computation for the period during which they were outstanding using the if-converted method. Common share equivalents consists of common shares issuable upon the exercise of the share options and vesting of restricted shares units using treasury stock method. Common equivalents shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The non-vested options granted with performance conditions are excluded in the computation of diluted EPS unless the options are dilutive and unless their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the contingency period.

(g) Short-term investments

All highly liquid investments with original maturities of greater than three months, but less than 12 months, are classified as short-term investments. Investments that are expected to be realized in cash during the next 12 months are also included in short-term investments. The Company accounts for its investments in debt and equity securities in accordance with ASC 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall. The Company classifies the investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320-10. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which such gains or losses are realized.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary in accordance with the Company’s policy and ASC 320-10. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. In these instances, the other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. When the Company does not intend to sell an impaired debt security and it is more-likely-than-not that it will not be required to sell prior to recovery of its amortized cost basis, the Company must determine whether or not it will recover its amortized cost basis. If the Company concludes that it will not, an other-than-temporary impairment exists and that portion of the credit loss is recognized in earnings, while the portion of loss related to all other factors is recognized in other comprehensive income.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Realized gains and losses, and unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. An impairment loss on available-for-sale securities would be recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

(h) Fair value of financial instruments

Financial instruments include cash and cash equivalents, restricted cash, restricted deposit, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, investment in joint venture and other long-term investment, accounts payable, customer deposits, other payables and accrued liabilities, and borrowings. The carrying amounts of cash and cash equivalents, restricted cash, restricted deposit, short-term investments, accounts receivable, other deposits and prepayments, due from employees, due from related party, other receivables, accounts payable, customer deposits, other payables and accrued liabilities, and short-term bank borrowings approximate their fair value due to the short term maturities of these instruments. The Group is exposed to credit risk for financial assets and its maximum amount of loss in the event of non-performance by the counterparty is the recorded amount. The Group generally does not require collateral for its financial assets or liabilities, except as disclosed in Note 7, Note 8 and Note 9. Trading securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in profit and loss. Available-for-sale securities were initially recognized at cost and subsequently remeasured at the end of each reporting period with the adjustment in its fair value recognized in accumulated comprehensive income.

Investment in joint ventures and other long-term investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The Group reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable.

The carrying amounts of the long-term borrowings approximate their fair values because the stated interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable credit risk and maturities.

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2-Includes other inputs that are directly or indirectly observable in the market place

Level 3-Unobservable inputs which are supported by little or no market activity

The carrying values of the Company’s financial instruments approximate their fair values except for the short-term investments.

ASC 820 describes three main approaches for measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the investment in equity securities, real estate investment trusts (“REITs”) and money market instrument classified as trading security is within Level 1 as the Company measures the fair value using quoted trading prices that are published on a regular basis.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

(i) Asset acquisition and business combinations

Pursuant to ASC 805 (“ASC 805”), Business Combinations, the Company determines whether a transaction or other event is a business combination by applying the definition below, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

The Company accounted for its acquisitions of Shandong Renju on March 2, 2015 as asset acquisitions since the acquired entities had no processes in place to apply to inputs to have the ability to create outputs.

(j) Effect of change in estimate

Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2016, real estate development projects (Chengdu Xinyuan Splendid I, Chengdu Thriving Family, Suzhou Lake Royal Palace, Kunshan Royal Palace, Zhengzhou Xin City, Beijing Xindo Park, Xi’an Metropolitan, Henan Xin Central I , Zhengzhou Fancy City I, Tianjin Spring Royal Palace), which recognized gross profits in 2015, had changes in their estimated gross profit margins. As of June 30, 2016, each of these projects has a percentage of completion at 31.3% or more. As the unit sales and selling prices were on an upward trend during the six months ended June 30, 2016, the Group revised upwards its prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$18.7 million, US$14.0 million, US$0.10 per share, and US$0.10 per share, respectively, for the six months ended June 30, 2016.

(k) Long-term investments

The Company’s long-term investments consist of cost method investments. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments- Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Cost method accounting is also applied to investments that are not considered as “in-substance” common stock investments, and do not have readily determinable fair values.

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

(l) Recent Accounting Pronouncements

In August 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is currently evaluating the method of adoption to be utilized and it cannot currently estimate the financial statement impact of adoption.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of the guidance is not expected to have significant impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. This guidance will be effective for us in the first quarter of 2019 on a modified retrospective basis and early adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. This guidance will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (“ASU 2016-09”) to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance will be effective for us in the first quarter of 2017, and early adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

 3. Short-term investments

The short-term investments represent investments in real estate investment trusts (“REITs”) publicly traded on the Hong Kong Stock Exchange, reverse repurchase of treasury bond, money market instruments and equity securities publicly traded on the Shanghai Stock Exchange and Shenzhen Stock Exchange, which are expected to be realized in cash during the next 12 months.

F-18

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

The Company accounts for the short-term investments in accordance with ASC subtopic 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall. The Company classified the REITs, investment in equity securities and money market instruments as trading securities which are bought and held principally for the purpose of selling them in the near term. The Company uses quoted prices in active markets for identical assets (consistent with the Level 1 definition in the fair value hierarchy) to measure the fair value of its investments on a recurring basis pursuant to ASC 820, Fair Value Measurement.

The realized gains, and unrealized holding gains presented in the accompanying statements of comprehensive income are related to trading securities held as of June 30, 2016.

The following summarizes the short-term investments measured at fair value at December 31, 2015 and June 30, 2016:

	December 31, 2015
	US$ (Audited)
	Aggregate fair value	Cost	Unrealized gain in profit and loss
Trading securities:
REITs	1,167,647	1,124,293	43,354
Money market instrument	76,999	70,910	6,089

Total	1,244,646	1,195,203	49,443

	June 30, 2016
	US$ (Unaudited)
	Aggregate fair value	Cost	Unrealized gain in profit and loss
Short-term investments	16,535,390	16,527,928	7,462
Trading securities:
Equity securities	5,291,933	5,262,675	29,258
REITs	10,570,904	9,840,669	730,235

Total	32,398,227	31,631,272	766,955

During the six months ended June 30, 2016, US$915,903 (June 30, 2015: US$617,576) net realized gain and US$766,955 (June 30, 2015: US$19,156) unrealized gain for trading securities are included in earnings. No other-than-temporary-impairment was recognized for the six months ended June 30, 2016 and 2015.

F-19

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

4. Real estate properties under development

The following summarizes the components of real estate property under development at December 31, 2015 and June 30, 2016:

	December 31, 2015	June 30, 2016
	US$	US$
	(Audited)	(Unaudited)
Under development:
Current:
Jinan Xinyuan Splendid	40,847,827	-
Xuzhou Colorful City	54,157,809	35,692,007
Zhengzhou Xin City	46,165,101	13,201,317
Beijing Xindo Park	176,553,742	75,275,292
Kunshan Royal Palace	215,917,469	106,269,767
Suzhou Lake Royal Palace	267,569,547	160,683,079
Xingyang Splendid I	32,010,140	20,520,326
Xingyang Splendid II	43,311,674	49,770,958
Xingyang Splendid III	23,896,026	25,552,920
Xingyang Splendid IV	6,762,190	7,186,781
Zhengzhou Thriving Family	29,098,191	9,264,361
Zhengzhou Xindo Park	73,294,372	65,353,548
Jinan Royal Palace	261,268,961	224,396,572
Sanya Yazhou Bay No.1	109,896,103	113,749,483
Shanghai Royal Palace	215,117,468	178,883,202
Changsha Xinyuan Splendid	194,444,916	186,196,892
Chengdu Thriving Family	258,173,028	254,337,919
Jinan Xin Central	163,174,394	103,148,161
Zhengzhou Fancy City I	71,896,698	53,112,844
Tianjin Spring Royal Palace	65,583,961	71,453,892
Henan Xin Central II	39,117,259	41,110,480
Henan Xin Central I	127,696,203	89,942,514
Xi'an Xindo Park	-	236,612,282
Kunshan Xindo Park	-	85,803,213
Zhengzhou Fancy City II(South)	-	40,623,552
Zhengzhou Fancy City II(North)	-	37,975,124
XIN Eco Marine Group Properties Sdn Bhd (“Malaysia project”)	8,165,745	10,774,342
New York Oosten	226,208,448	258,591,803
Hudson Garden project	-	61,399,802
	2,750,327,272	2,616,882,433
Profit recognized	347,083,874	181,806,263
Less: progress billings	(1,210,089,345)	(716,009,141)

Total real estate property under development	1,887,321,801	2,082,679,555

As of June 30, 2016, land use rights included in the real estate properties under development totaled US$1,291,977,264 (December 31, 2015: US$1,130,109,973).

As of June 30, 2016, land use rights with an aggregate net book value of US$681,681,307 (December 31, 2015: US$1,018,987,851) were pledged as collateral for certain bank loans and other debts. As of June 30, 2016, real estate properties under development with an aggregate net book value of US$336,169,943 (December 31, 2015: 172,623,335) were pledged as collateral for certain bank loans.

F-20

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

5. Other long-term investment

As of December 31, 2015 and June 30, 2016, the other long-term investment accounted for at cost consisted of the following:

Cost method investee	Initial Cost	Ownership	December 31, 2015	June 30, 2016
	US$		US$	US$
Beijing Ruihao Rongtong Real estate development Co., Ltd.	30,865,904	80%	30,865,904	30,865,904
Zhengzhou Lianhe Real Estate Co., Ltd.	241,648	1.85%	241,648	241,648

On May 6, 2015, the Company acquired 80% equity interest of Beijing Ruihao Rongtong Real Estate Development Co., Ltd. (“Ruihao Rongtong”) at a consideration of US$30,865,904. In accordance with ASC 325-20, Cost Method Investments, cost method accounting was applied as the investment did not qualify as in-substance common stock and did not have readily determinable fair value.

As of December 31, 2015 and June 30, 2016, the Group recognized no investment profit or loss. As of December 31, 2015 and June 30, 2016, management noted no indicators of impairment related to these investments.

6. Acquisition of subsidiaries

Acquisition of Shaanxi Zhongmao Economy Development Co., Ltd.

On February 23, 2016, the Group acquired an additional 14.98% equity interest of Shaanxi Zhongmao Economy Development Co., Ltd. (“Shaanxi Zhongmao”) for a consideration of US$516,086 and the article of association of Shaanxi Zhongmao was amended to require simple majority of voting interests for approval of significant financial and operating decisions. Upon completion of this acquisition, the Group obtained control over Shaanxi Zhongmao through its 65.98% voting interests of Shaanxi Zhongmao.

The purchase was accounted for under the acquisition method of accounting. Accordingly, the impact related to this transaction is included in the Group’s financial statements only since the effective date of acquisition. The purchased assets and assumed liabilities were recorded at their respective acquisition date fair values. A gain is recorded equal to the amount by which the fair value of net identifiable assets exceeded the consideration paid. As such, the Group recognized a bargain purchase gain of US$2,004,507 in relation to acquisition. The seller was willing to accept a lower price due to cash need in a very short timeframe at the time of negotiation, the terms negotiated included a purchase price is lower than Shaanxi Zhongmao’s equity value as a result.

This gain is shown as a component of other income on the Group’s condensed consolidated statement of comprehensive income.

The results of Shaanxi Zhongmao have been included in the Group’s consolidated financial statements since February 23, 2016.

F-21

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

An analysis of the cash flows in respect of the acquisition of Shaanxi Zhongmao is as follows:

US$

Cash consideration paid	-
Cash and cash equivalents acquired	15,055,431

Net inflow of cash and cash equivalents	15,055,431

The purchase price allocation for the acquisition is primarily based on a valuation determined by the Group with the assistance of an independent third party valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition on February 23, 2016.

US$

Purchase consideration	516,086
Fair value of non-controlling interest	5,724,339
Fair value of previously held equity interests (i)	8,581,461
Bargain purchase gain recognized in other income	2,004,507

16,826,393

Fair value of net identifiable assets acquired:
Cash and cash equivalents	15,055,431
Restricted cash	16,560,251
Real estate properties under development	180,647,050
Property and equipment, net	329,582
Current assets	54,780,760
Current liabilities	(250,546,681)

Net assets acquired	16,826,393

(i) A measurement gain of US$2,100,563 was recognized and recorded in other income in relation to the revaluation of the Group’s previously held equity interest of Shannxi Zhongmao in the condensed consolidated statement of comprehensive income for period ended June 30, 2016. As Shannxi Zhongmao is a private company, the fair value of the Group’s previously held equity interest is estimated based on asset-based approach using significant unobservable inputs that market participants would consider, which mainly include estimated revenue and estimated cost for the construction project.

This acquisition was consistent with the Group’s strategy to develop residential real estate markets in high growth tier 2 cities in China.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisition have not been presented because the effects were not material.

F-22

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

7. Short-term bank loans and other debt

Short-term bank loans represent amounts due to various banks and are due on the dates indicated below. Short-term bank loans at December 31, 2015 and June 30, 2016 consisted of the following:

	December 31,	June 30,
	2015	2016
	US$	US$
	(Audited)	(Unaudited)
Loan from China Guangfa Bank
Due January 21, 2017, at 5.0025% per annum	-	12,064,182
	-	12,064,182

Loan from Shenzhen Yingzhongtong Financial Information Services Co., Ltd.
Due July 7, 2016, at 11.00% per annum(2)	-	7,540,113
Due July 24, 2016, at 9.50% per annum(3)	-	4,524,068
	-	12,064,181

Loan from The Bank of East Asia
Due June 2, 2016, at 2.00% plus 3 month LIBOR(8)	9,675,655	-
Due August 16, 2016, at 1.40% plus 3 month LIBOR(4)	20,000,000	20,000,000
Due August 31, 2016, at 1.40% plus 3 month LIBOR(4)	9,700,000	9,700,000
Due September 20, 2016, at 1.40% plus 3 month LIBOR(4)	2,220,000	2,220,000
Due October 27, 2016, at 1.40% plus 3 month LIBOR(4)	13,250,000	13,250,000
Due November 18, 2016, at 1.25% plus 3 month LIBOR(4)	14,958,974	14,958,974
Due November 23, 2016, at 1.25% plus 3 month LIBOR(4)	34,421,617	34,421,617
	104,226,246	94,550,591

Loan from Bank of China Tokyo Branch
Due July 21, 2016, at 1.2% per annum(5)	30,000,000	30,000,000
Due September 26, 2016, at 1.55% per annum(5)	13,000,000	13,000,000
Due October 11, 2016, at 1.55% per annum(5)	20,000,000	20,000,000
	63,000,000	63,000,000

Loan from Industrial and Commercial Bank of China (Asia) Limited ("ICBC (Asia)")
Due May 18, 2016, at 2% plus 3 month LIBOR(1)	10,000,000	-
Due October 5, 2016, at 1.6% plus 3 month LIBOR(6)	20,000,000	20,000,000
	30,000,000	20,000,000

Loan from Industrial and Commercial Bank of China (Thai) Public Company Limited ("ICBC (Thai)")
Due September 21, 2016, at 1.7% plus 3 month LIBOR(7)	25,000,000	25,000,000
	25,000,000	25,000,000

Total short-term bank loans and other debt	222,226,246	226,678,954

F-23

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

(1)	These loans were paid in full during first half year of 2016.

(2)	Pursuant to the agreements with Shenzhen Yingzhongtong Financial Information Services Co., Ltd. entered into on April 1, 2016, this other debt is secured by the Group’s accounts receivable with net book value of US$9,425,142.

(3)	Pursuant to the agreements with Shenzhen Yingzhongtong Financial Information Services Co., Ltd. entered into on April 10, 2016, this other debt is secured by the Group’s accounts receivable with net book value of US$5,655,085.

(4)	Pursuant to the loan contract with The Bank of East Asia, these six loans from The Bank of East Asia, amounting to US$20.0 million, US$9.7 million, US$2.2 million, US$13.3 million, US$15.0 million and US$34.4 million respectively, are denominated in US$ and are secured by the deposits of US$20,509,108 (December 31, 2015: US$20,943,698), US$9,955,966 (December 31, 2015: US$10,166,934), US$2,337,435 (December 31, 2015: US$2,386,966), US$13,466,643 (December 31, 2015: US$13,752,002), US$15,231,029 (December 31, 2015: US$15,553,766) and US$35,133,912 (December 31, 2015: US$35,878,403) respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of June 30, 2016.

(5)	Pursuant to the loan contract with Bank of China Tokyo Branch, these three loans from Bank of China Tokyo Branch amounting to US$30.0 million, US$13.0 million and US$20.0 million respectively, are denominated in US$ and are secured by the deposit of US$30,009,651 (December 31, 2015: US$30,645,559), US$13,421,402 (December 31, 2015: US$13,705,803) and US$20,659,911 (December 31, 2015: US$21,097,696) respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of June 30, 2016.

(6)	Pursuant to the loan contract with ICBC (Asia), this loan from ICBC (Asia) amounting to US$20.0 million, is denominated in US$ and is secured by the deposit of US$20,810,713 (December 31, 2015: US$21,251,694). Such deposit is classified as restricted cash on the consolidated balance sheets as of June 30, 2016.

(7)	Pursuant to the loan contract with ICBC (Thai), this loan from ICBC (Thai) amounting to US$25.0 million, is denominated in US$ and is secured by the deposit of US$25,862,589 (December 31, 2015: US$26,410,620). This deposit is classified as restricted cash on the consolidated balance sheets as of June 30, 2016.

(8)	Pursuant to the loan contract with The Bank of East Asia, the loan from The Bank of East Asia amounting to US$9.7 million, the maturity was extended from June 2, 2016 to June 1, 2018. Accordingly, this loan is classified as Long-term bank loans on the consolidated balance sheets as of June 30, 2016.

As of June 30, 2016, except when otherwise indicated, the Group’s short-term bank loans were denominated in RMB and were mainly secured by the Group’s land use rights with net book value of US$23,662,794 (December 31, 2015: US$ nil), accounts receivable with net book value of US$15,080,227 (December 31, 2015: nil).

 The weighted average interest rate on short-term bank loans and other debt as of June 30, 2016 was 2.42% (December 31, 2015: 1.71%).

F-24

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

8.  Long-term bank loans

Long-term bank loans as of December 31, 2015 and June 30, 2016 consisted of the following:

	December 31, 2015	June 30, 2016
	US$	US$
	(Audited)	(Unaudited)
Loan from ICBC
Due July 20, 2016 at 5.25% per annum (1)	10,779,845	-
	10,779,845	-

Loan from Agricultural Bank of China
Due May 18, 2016, at 5.78% per annum(1)	6,159,911	-
	6,159,911	-

Loan from China Guangfa Bank
Due May 29, 2016, at 8.00% per annum(1)	3,233,953	-
Due December 23, 2017, at 8.4% per annum(1)	6,159,911	-
Due February 17, 2018, at 5.7% per annum(2)	30,799,556	27,144,408

	40,193,420	27,144,408
Loan from China Construction Bank
Due January 23, 2017, at 5.70% per annum(2)	76,998,891	67,861,021
	76,998,891	67,861,021

Loan from Bank of Shanghai
Due April 30, 2017, at 9.10% per annum(1)	35,419,490	-
	35,419,490	-

Loan from Ping An Bank
Due March 20, 2018, at 9.25% per annum(1)	43,119,380	-
	43,119,380	-

Loan from Bo Hai Bank
Due March 14, 2019, at 5.415% per annum(2)	-	45,240,680
	-	45,240,680

Loan from The Bank of East Asia
Due April 27, 2018, at 6.18% per annum(1)	47,428,237	-
Due June 1, 2018, at 1.25% plus 3 month LIBOR(3)	-	9,675,655
Due April 26, 2018, at 1.25% plus 3 month LIBOR(3)	-	13,250,000
Due June 5, 2018, at 1.25% plus 3 month LIBOR(3)	-	10,000,000
	47,428,237	32,925,655

Total	260,099,174	173,171,764

Less: current portion of long-term bank loans	(246,239,374)	(122,149,837)

Total long-term bank loans	13,859,800	51,021,927

F-25

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

(1)	These loans were paid in full during first half year of 2016.

(2)	Pursuant to the loan contracts, if the Group achieves an agreed upon sales target from the sales of the underlying real estate properties under development, the Group has an obligation to repay the loan before the maturity date. Therefore, the respective current portions of these loans have been classified as current liabilities as of June 30, 2016.

(3)	Pursuant to the loan contract with The Bank of East Asia, these three loans from The Bank of East Asia, amounting to US$9.7 million, US$13.3 million and US$10.0 million respectively, are denominated in US$ and are secured by the deposits of US$10,254,554, US$13,775,787, and US$10,556,159 respectively. Such deposits are classified as restricted cash on the consolidated balance sheets as of June 30, 2016.

As of June 30, 2016, except when otherwise indicated, the Group’s long term bank loans were denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$48,019,199 (December 31, 2015: US$93,755,346), land use rights with net book value of US$163,967,571 (December 31, 2015: US$424,058,251).

The interest rates of these bank loans denominated in RMB are adjustable based on the range of 114% to 120% of the PBOC prime rate. The weighted average interest rate on long-term bank loans as of June 30, 2016 was 4.91% (December 31, 2015: 7.23%).

F-26

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

9. Other long-term debt

As of December 31, 2015 and June 30, 2016, other long-term debt consisted of the following:

	December 31, 2015	June 30, 2016
	US$	US$
	(Audited)	(Unaudited)
May 2018 Senior Secured Notes due on May 3, 2018 at 13.25%	186,703,168	179,553,073
June 2019 Senior Secured Notes due on June 6, 2019 at 13%	195,662,295	186,556,097
Corporate bonds due on December 28, 2020 at 7.5%	152,962,917	149,945,322
Corporate bonds due on January 27, 2021 at 7.47%	-	105,193,734
Corporate bonds due on March 14, 2021 at 7.09%	-	75,129,632
Collateralized loan due on April 3, 2016 at 11% (1)	38,453,246	-
Collateralized loan due on December 23, 2017 at 9%	61,221,818	44,871,215
Collateralized loan due on July 9, 2017 at 9%	54,484,415	38,946,194
Collateralized loan due on December 31, 2016 at 12.5% (1)	69,129,605	-
Collateralized loan due on June 30, 2017 at 12.5% (1)	3,079,956	-
Collateralized loan due on March 31, 2017 at 10%	38,499,446	30,160,454
Collateralized loan due on November 20, 2016 at 12.5% (1)	46,199,335	-
Collateralized loan due on January 7, 2017 at 8.50%	-	7,992,520
Collateralized loan due on June 30, 2017 at 11.8% (1)	17,709,745	-
Collateralized loan due on July 15, 2017 at 11.8%	14,583,590	14,280,975
Collateralized loan due on June 25, 2017 at 12% (2)	69,299,002	52,780,794
Collateralized loan due on September 17, 2017 at 9%	10,779,844	10,556,159
Collateralized loan due on March 31, 2018 at 11.00%	-	22,620,340
Collateralized loan due on April 25, 2018 at 8.05%	-	61,527,325
Collateralized loan due on May 10, 2018 at 9.40%	-	45,240,680
Collateralized loan due on May 30, 2018 at 9.00%(3)	-	75,401,134
Collateralized loan due on June 19, 2018 at 9.50%	-	75,401,134
Collateralized loan due on February 28, 2018, at 10.50% (4)	-	29,104,838
Collateralized loan due on February 28, 2018, at 8.50%(4)	-	52,780,794
Non-controlling shareholder's loan due on March 30, 2018, at 9.00% (5)	-	23,072,747
Non-controlling shareholder's loan due on June 30, 2016 at 11.24% (6)	28,489,590	-
Non-controlling shareholder's loan due on March 13, 2017 at 10.98%(7)	81,002,834	79,321,993
Non-controlling shareholder's loan due on May 13, 2017 at 11%(8)	35,881,483	22,620,340
Fortress Credit Co. LLC loan due on June 9, 2017 at 7.25% plus LIBOR(9)	91,956,236	110,193,778
Kent EB-5 LLC loan due on January 23, 2020 at 5.95% (10)	10,000,000	10,000,000
Kent EB-5 LLC loan due on April 30, 2020 at 5.95% (10)	5,000,000	5,000,000
Kent EB-5 LLC loan due on June 25, 2020 at 5.95% (10)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 4, 2020 at 5.95% (10)	5,000,000	5,000,000
Kent EB-5 LLC loan due on August 20, 2020 at 5.95%(10)	5,000,000	5,000,000
Kent EB-5 LLC loan due on October 1, 2020 at 5.95% (10)	10,000,000	10,000,000
Kent EB-5 LLC loan due on November 23, 2020 at 5.95% (10)	10,000,000	10,000,000
Kent EB-5 LLC loan due on March 15, 2021 at 5.95% (10)	-	9,500,000
Ozarks loan due on July 13, 2017 at 4.5% plus 1 month LIBOR(11)	-	26,290,991

Total principal of other long-term debt	1,246,098,525	1,579,042,263

Total	1,246,098,525	1,579,042,263
Less: current portion of other long-term debt	(348,594,822)	(686,944,241)

Total other long-term debt	897,503,703	892,098,022

(1)	These loans were paid in full during first half year of 2016.

(2)	Pursuant to the agreements with Ping An Trust Co., Ltd., this other long-term debt is secured by the Group’s 100% equity interest of Shandong Renju.

(3)	Pursuant to the agreements with Ping An Trust Co., Ltd., this other long-term debt is secured by the Group’s 100% equity interest of Changsha Wanzhuo.

(4)	Pursuant to the agreements with Ping An Trust Co., Ltd., this other long-term debt is secured by the Group’s 55% equity interest of Beijing Ruihao Rongtong Real estate development Co., Ltd.

(5)	Pursuant to the agreements with Wanxiang Trustee Co., Ltd. entered into on March 31, 2016, which is the non-controlling shareholder of Henan Shunsheng, this other debt is secured by the Group’s 90% equity interest in Henan Shunsheng and the Group’s land use rights with net book value of US$71,343,962 (December 31, 2015: US$nil). In addition, Wanxiang Trustee Co., Ltd. has the right to request early repayment at any time and the trust loan has been reclassified to current liabilities as of June 30, 2016.

(6)	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on June 24, 2014, which is the noncontrolling shareholder of Jinan Wanzhuo, this other long-term debt is secured by the Group’s 95% equity interest in Jinan Wanzhuo and the Group’s land use rights. This other long-term debt was paid in full in June 2016.

(7)	Pursuant to the agreements with Shenzhen Ping’an Dahua Huitong Wealth Management Co., Ltd. entered into on March 10, 2015, which is the noncontrolling shareholder of Zhengzhou Shengdao, this other long-term debt is secured by the Group’s 80% equity interest in Zhengzhou Shengdao and the Group’s land use rights with net book value of US$ 92,091,611(December 31, 2015: US$136,098,821).

(8)	Pursuant to the agreements with Wanxiang Trustee Co., Ltd. entered into on May 9, 2015, which is the non-controlling shareholder of Henan Quansheng, this other debt is secured by the Group’s 90% equity interest in Henan Quansheng and the Group’s land use rights with net book value of US$22,330,344 (December 31, 2015: US$41,295,897) and Group’s real estate properties under development with net book value of US$1,081,221(December 31, 2015: US$7,345,027). In addition, Wanxiang Trustee Co., Ltd. has the right to request early repayment at any time and the trust loan has been reclassified to current liabilities as of June 30, 2016.

(9)	Pursuant to the agreements with Fortress Credit Co. LLC entered into on June 9, 2014, this other long-term debt amounting to US$165 million in total with US$110.2 million utilized, is denominated in US$ and is secured by the deposit of US$ 30,211,282(December 31, 2015: US$29,918,940). This deposit is classified as restricted cash on the consolidated balance sheets as of June 30, 2016.

(10)	Pursuant to the agreements with Kent EB-5 LLC entered into on September 23, 2014, this other long-term debt amounting to US$60 million in total with US$59.5 million utilized, is denominated in US$ with mature dates vary from January 23, 2020 to March 15, 2021.

(11)	Pursuant to the Ozarks Term loan, Hudson 888 Owner LLC has agreed to provide security in the form of mortgages and assignment of leases and rents. In addition, XIN Development Group International Inc., agreed to, jointly and severally, provide a number of guarantees, including carve out guaranty, completion guaranty, repayment guaranty and carry guaranty to Ozarks and its successors in relation to the mortgaged property, liabilities of and/or payments to Ozarks.

As of June 30, 2016, except when otherwise indicated, the Group’s other long-term debt were denominated in RMB and were mainly secured by the Group’s real estate properties under development with net book value of US$336,169,943 (December 31, 2015: US$128,389,745), land use rights with net book value of US$578,973,273 (December 31, 2015: US$731,783,438) and real estate properties held for lease with net book value of US$38,793,188 (December 31, 2015: US$36,550,198).

F-27

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

May 2018 Senior Secured Notes

On May 3, 2013, the Company issued senior notes with an aggregate principal amount of US$200,000,000 due May 3, 2018 at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013.

The effective interest rate of the May 2018 Senior Secured Notes is 14.44%.

The May 2018 Senior Secured Notes were issued pursuant to an indenture, dated May 3, 2013, between, the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “May 2018 Indenture”). The Company’s obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the May 2018 Indenture. The Company’s obligations under the May 2018 Indenture and the May 2018 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The Company may redeem the May 2018 Senior Secured Notes, in whole or in part, at 106.6250% and 103.3125% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date during the 12 month period commencing on May 3, 2016 and May 3, 2017, respectively.

At any time prior to May 3, 2016, the Company may redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the May 2018 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the May 2018 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to May 3, 2016, the Company may redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% of the principal amount of the May 2018 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the May 2018 Senior Secured Notes remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC 815 “Derivatives and Hedging”. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes.

The May 2018 Indenture, as amended, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the May 2018 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s common shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the May 2018 Indenture) of 2.75 to 1.0 (reduced from 3.0 to 1.0 effective February 2016). For a further discussion of the amendments to the May 2018 Indenture, see Note2(d) above.

F-28

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

June 2019 Senior Secured Notes

On December 6, 2013, the Company issued senior notes with an aggregate principal amount of US$200,000,000 due June 6, 2019 at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014.

The effective interest rate of June 2019 Senior Secured Notes is 14.05%.

The June 2019 Senior Secured Notes were issued pursuant to an indenture, dated December 6, 2013, between the Company, the “Subsidiary Guarantors” identified below and Citicorp International Limited, as trustee and collateral agent (the “June 2019 Indenture”). The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes have been guaranteed by certain of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Ltd., South Glory International Ltd., Elite Quest Holdings Ltd. and Xinyuan International (HK) Property Investment Co., Limited (the “Subsidiary Guarantors”) and will be guaranteed by such other future subsidiaries of the Company as is set forth in and in accordance with the terms of the June 2019 Indenture. The Company’s obligations under the June 2019 Indenture and the June 2019 Senior Secured Notes are secured by a pledge of the capital stock of the Company’s wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Ltd., South Glory International Ltd. and Elite Quest Holdings Ltd.

The Company may redeem the June 2019 Senior Secured Notes, in whole or in part, at 106.5% and 103.25% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date during the 12 month period commencing on June 6, 2017 and June 6, 2018, respectively.

At any time prior to June 6, 2017, the Company may at its option redeem the June 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the June 2019 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on June 6, 2017, plus all required remaining scheduled interest payments due on such Note through June 6, 2017 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the June 2019 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to June 6 2017 the Company may redeem up to 35% of the aggregate principal amount of the June 2019 Senior Secured Notes with the net cash proceeds of one or more sales of the Company’s common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113% the principal amount of the June 2019 Senior Secured Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the June 2019 Senior Secured Notes issued on December 6, 2013 remain outstanding after each such redemption.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC 815. The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Secured Senior Notes.

The June 2019 Indenture, as amended, contains certain covenants that, among others, restrict the Company’s ability and the ability of the Company’s Restricted Subsidiaries (as defined in the June 2019 Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the June 2019 Senior Secured Notes or other assets, to make certain other payments or to engage in transactions with affiliates and holders of more than 10% of the Company’s Common Shares, subject to certain qualifications and exceptions and satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the June 2019 Indenture) of 2.75 to 1.0 (reduced from 3.0 to 1.0 effective February 2016). For a further discussion of the amendments to the June 2019 Indenture, see Note2(d) above.

F-29

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Onshore corporate Bonds

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of RMB1 billion (US$154 million) due on December 28, 2020 (the "First Tranche Bonds") at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2015.

On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. Interest is payable on January 27 of each year, commencing January 27, 2016.

On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Interest is payable on March 14 of each year, commencing March 14, 2016.

Given that above three tranches of onshore corporate bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from these three tranches of onshore corporate bonds under the requirements of ASC 815 "Derivatives and Hedging". These three tranches of onshore corporate bonds were issued at par. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to increase the interest rate.

10. Income taxes

(a) Effective tax rate

Our effective income tax rate (“ETR”) was 43.8% in the first six months of 2016 compared to 53.8% in the first six months of 2015. The ETR was different from the statutory tax rate of 25% due to the effects of the land appreciation tax (“LAT”), the corporate income tax (“CIT”) benefit of LAT, outside basis differences and changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to a LAT rebate of approximately US$9.1 million during the six months ended June 30, 2016 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms and a CIT true up reversal of approximately US$1.9 million was recognized due to the decrease of non-deductible expenses, while a non-recurring reversal of LAT liabilities of approximately US$4.2 million during the six months ended June 30, 2015 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms and a CIT true up reversal of approximately US$4.6 million was recognized due to the decrease of non-deductible expenses.

(b) Liability for unrecognized tax benefit

The following table summarizes the activity related to the Group’s unrecognized tax benefits:

US$

Balance as of December 31, 2015	17,842,283
Movement in current year due to foreign exchange rate fluctuation	239,190
Balance as of June 30, 2016	18,081,473

The current year movement in the liability for unrecognized tax benefits of US$239,190 was caused by the US$-RMB exchange rate, and therefore was recorded as other comprehensive income arising from foreign currency translation.

F-30

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

11. Related party and employee transactions

(a) Amounts due from related party

	December 31, 2015	June 30, 2016
	US$	US$
	(Audited)	(Unaudited)
Shaanxi Zhongmao Economy Development Co., Ltd.	45,072,727	-
Beijing Starry Sky Cinema Co., Ltd	2,741,161	3,711,419
Beijing Aijieli Technology Development Co., Ltd.	-	1,478,719
Beijing Ruihao Rongtong Real estate development Co., Ltd.	10,816,284	40,400,610
	58,630,172	45,590,748

As of December 31, 2015, this balance represents a receivable due from Shaanxi Zhongmao related to advances for operational needs without any fixed payments terms. The balance due from Ruihao Rongtong and Beijing Starry Sky Cinema are related to advances for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year. Since the Company purchased additional 14.98% of the equity interest of Shaanxi Zhongmao on February 23, 2016 (Acquisition Date), the Company held a cumulative 65.98% of the equity interest of Shaanxi Zhongmao as of June 30, 2016, Shaanxi Zhongmao is now a consolidated subsidiary.

As of June 30, 2016, the balance due from Beijing Starry Sky Cinema, Beijing Aijieli and Ruihao Rongtong are related to advances for operational needs without any fixed payments terms. These balance are unsecured, bears no interest, and is expected to be repaid in one year.

(b) Amounts due from employees

	December 31, 2015	June 30, 2016
	US$	US$
	(Audited)	(Unaudited)
Advances to employees	350,919	1,871,777

The balance represents cash advances to employees for traveling expenses and other expenses. These balances are unsecured, bear no interest and have no fixed payment terms.

(c) Amounts due to related party

	December 31, 2015	June 30, 2016
	US$	US$
	(Audited)	(Unaudited)
Zhengzhou Xinnan Real estate Co., Ltd.	-	15,080,227

As of June 30, 2016, the balance due to Zhengzhou Xinnan Real estate Co., Ltd. ("Xinnan”) are related to borrowings from Xinnan for operational needs without any fixed payments terms. This balance is unsecured, bears no interest, and is expected to be repaid in one year.

(d) Others

On April 25, 2016, Henan Xinyuan, as 100% owner of Xinyuan Property Service, transferred 6% of Xinyuan Property Service’s share to key managements at a consideration of US$506,696. As of June 30, 2016, US$422,246 was not settled by key managements.

During the six months ended June 30, 2016, the terms of share-based compensation was modified to accelerate service vesting in connection with the termination of a key executive and the Company recognized a compensation of US$1,564,662 based on the fair value of the award on the modification date.

All other related party transactions have been disclosed in Notes 1, 2a) and 9.

12. Equity

As at December 31, 2015 and June 30, 2016, the Company’s authorized share capital was 500 million common shares, par value US$0.0001 per share.

On August 11, 2007, the Company granted share options to purchase up to 6,125,374 common shares to its directors and employees, at exercise prices ranging from US$0.0001 to US$2.50 per share. These options have a weighted average grant date fair value of US$2.67 per option, and a total expected compensation cost, net of expected forfeitures, of US$15,564,801. These options have vesting periods based on length of service ranging from 10 to 60 months and will expire no later than August 10, 2017. These options are performance-based and did not begin vesting until the Company’s IPO was in effect. However, upon the effectiveness of the IPO, these awards had an immediate vesting of all shares that would have vested between the grant date and the effectiveness of the IPO.

In November 2007, the Company adopted the 2007 Long Term Incentive Plan (the “2007 Plan”) which provides for the grant of options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards to purchase its common shares. The maximum aggregate number of common shares which may be issued pursuant to all awards, including options, is 10 million common shares, subject to adjustment to account for changes in the capitalization of the Company.

In June 2015, the Company approved the 2015 Stock Option Plan to provide grant of options to purchase shares of company stock with maximum aggregate number of 20 million common shares, subject to adjustment to account for changes in the capitalization of the Company.

F-31

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

On May 23, 2014, the Board of Directors approved the 2014 RSU Plan, which is administered by the Compensation Committee of the Board of Directors. The 2014 RSU Plan provides for discretionary grants of restricted stock units, or RSUs, to or for the benefit of participating employees. The maximum number of common shares that may be delivered to 2014 RSU Plan participants in connection with RSUs granted under the 2014 RSU Plan is 10,000,000, subject to adjustment if the Company's outstanding common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction.

On May 23, 2014, the Company established a trust that is governed by a third party trustee and deposited US$7,042,725 into the trust. The trustee used the funds to acquire 4,234,884 common shares in the open market. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of June 30, 2016.

On April 10, 2015, under the 2014 RSU Plan, the Company deposited $3,259,998 into the trust. The trustee used the funds to acquire 2,076,964 common shares from the open market. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of June 30, 2016.

On April 1, 2016, under the 2014 RSU Plan, the Company deposited $4,003,999 into the trust. The trustee used the funds to acquire 1,614,220 common shares from the open market. The awards vest ratably over a three year service vesting period. The aggregate fair value of the restricted shares granted at the grant date shall be recognized as compensation expense using the straight-line method. The shares held by the third party trustee are legally outstanding as of June 30, 2016.

 (i) During the year ended December 31, 2015, 40,000 options were exercised at US$1.21 per share under the 2007 Plan.

(ii) During the year ended December 31, 2015, 2,179,902 common shares were repurchased at a total cost of US$3,349,172.

(iii) During the year ended December 31, 2015, 2,076,964 common shares were repurchased at a total cost of US$3,259,998 under the 2014 RSU Plan, which were granted to employees and directors.

(iv) During the year ended December 31, 2015, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$14,751,704.

(v) During the six months ended June 30, 2016, 530,600 options were exercised at US$1.21 per share under the 2007 Plan.

(vi) During the six months ended June 30, 2016, 40,876 options were exercised at US$2.11 per share under the 2007 Plan.

 (vii) During the six months ended June 30, 2016, 424,532 options were exercised at US$1.71 per share under the 2015 Plan.

(viii) During the six months ended June 30, 2016, 10,042,496 common shares were repurchased at a total cost of US$21,216,816.

(ix) During the six months ended June 30, 2016, 1,614,220 common shares were repurchased at a total cost of US$4,003,999 under the 2014 RSU Plan, which were granted to employees and directors.

(x) During the six months ended June 30, 2016, the Company distributed quarterly dividends of US$0.025 per common share to common shareholders amounting to a total of US$7,015,794.

F-32

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

13. Earnings per share

Basic and diluted net earnings per share for each period presented are calculated as follows:

	Six months ended June 30,
	2015	2016
	US$	US$
	(Unaudited)	(Unaudited)
Numerator:
Net income	24,672,899	32,644,969
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders – basic	24,672,899	32,644,969

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders – diluted	24,672,899	32,644,969
Denominator:
Number of shares outstanding, basic	147,035,708	134,617,909
Stock options	202,442	859,813
Weighted average number of RSU Stocks	-	3,507,210

Number of shares outstanding-diluted	147,238,150	138,984,932

Basic earnings per share	0.17	0.24
Diluted earnings per share	0.17	0.23

During the period ended June 30, 2016, 2,492,520 (June 30, 2015: 3,825,428) stock options were excluded from the calculation of earnings per share because their effect would be anti-dilutive.

14. Segment reporting

The Group’s long-lived assets and revenue are mainly located in and derived from the PRC. Starting in 2012, a small portion of the Group’s long-lived assets and revenue are located in and derived from the United States. The Group considers that each of its individual property developments is a discrete operating segment. The Group has aggregated its segments in the PRC on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. The Group’s reportable operating segments are comprised of Henan Province, Shandong Province, Jiangsu Province, Sichuan Province, Anhui Province and Beijing, in the PRC; and the United States.

Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies”.

The Group’s chief operating decision maker relies upon net sales, gross profit and net income when making decisions about allocating resources and assessing performance of the Group. Net sales for geographic segments are generally based on the location of the project development. Net income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment.

No single customer accounted for more than 10% of net sales for the six months ended June 30, 2015 and 2016.

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Summary information by operating segment is as follows:

June 30, 2015	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$	US$

Total revenue	83,113,266	78,101,128	115,802,906	15,535,284	89,953,394	5,671,045	13,023,364	27,724,031	1,354	1,530,000	11,327,933	441,783,705
Total cost of revenue	(56,018,083)	(64,723,711)	(89,946,525)	(13,983,733)	(58,326,674)	(3,506,459)	(11,554,758)	(24,720,534)	-	(1,243,112)	(8,835,361)	(332,858,950)
Gross profit	27,095,183	13,377,417	25,856,381	1,551,551	31,626,720	2,164,586	1,468,606	3,003,497	1,354	286,888	2,492,572	108,924,755
Operating income (loss)	10,010,016	8,595,252	19,942,825	(150,980)	17,884,321	(1,301,112)	(83,874)	1,483,101	(3,979,779)	(2,268,540)	(4,647,250)	45,483,980
Total assets	1,018,085,122	506,748,344	653,384,890	210,874,155	435,069,337	127,333,437	87,647,900	152,236,524	15,665,061	90,468,027	230,709,035	3,528,221,832

June 30, 2016	Henan	Shandong	Jiangsu	Sichuan	Beijing	Hainan	Hunan	Shanghai	Tianjin	Shaanxi	United States	Others	Consolidated
	US$	US$	US$	US$	US$	US$	US$	US$		US$	US$	US$	US$

Total revenue	119,553,302	70,374,878	202,685,834	29,813,930	(1,386,005)	3,226,183	47,149,283	52,878,300	29,313,476	34,631,218	10,637,670	13,128,767	612,006,836
Total cost of revenue	(83,659,454)	(58,616,170)	(165,396,280)	(18,113,763)	(11,700,115)	(2,124,254)	(33,555,074)	(46,647,351)	(19,632,495)	(27,805,359)	(8,478,447)	(10,078,647)	(485,807,409)
Gross profit	35,893,848	11,758,708	37,289,554	11,700,167	(13,086,120)	1,101,929	13,594,209	6,230,949	9,680,981	6,825,859	2,159,223	3,050,120	126,199,427
Operating income (loss)	14,561,118	8,752,351	32,361,083	10,147,129	(26,215,331)	(678,037)	11,154,848	5,052,355	2,801,291	5,164,716	515,640	(9,224,349)	53,672,814
Total assets	1,280,769,729	341,341,744	579,948,282	228,230,266	363,653,591	105,150,545	157,933,901	104,433,782	27,670,527	157,696,610	214,905,849	202,621,534	3,764,356,360

15. Commitments and contingencies

Commitments

Operating lease commitments

The Group leases certain of its office properties under non-cancellable operating lease arrangements. The terms of the leases do not contain rent escalation, or contingent rent, renewal, or purchase options. There are no restrictions placed upon the Group by entering into these leases.

As of June 30, 2016, the Group had the following operating lease obligations falling due:

Amount
US$
(Unaudited)
July 1, 2016 - June 30, 2017	5,587,901
July 1, 2017 - June 30, 2018	4,583,295
July 1, 2018 - June 30, 2019	2,978,560
July 1, 2019 - June 30, 2020	547,412
July 1, 2020 and thereafter	417,345

Total	14,114,513

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Capital lease commitments

The Group leases a corporate aircraft under a non-cancellable capital lease arrangement. The terms of the lease do not contain contingent rent clauses.

As of June 30, 2016, the Group had the following minimum lease payments (excluding the portion of the payments representing executory costs, including any profit thereon) falling due:

Amount
US$
(Unaudited)
July 1, 2016 - June 30, 2017	5,129,226
July 1, 2017 - June 30, 2018	5,129,226
July 1, 2018 - June 30, 2019	5,129,226
July 1, 2019 - June 30, 2020	5,129,226
July 1, 2020 and thereafter	5,129,226
Total minimum lease payments	25,646,130
Less interest	(6,095,345)
Capital lease obligations	19,550,785
Less current maturities of capital lease obligations	(3,001,999)
Long-term capital lease obligations	16,548,786

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XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

Other commitments

As of June 30, 2016, the Group had outstanding commitments with respect to non-cancelable construction contracts for real estate development and land use rights purchases as follows:

Amount
US$
(Unaudited)
July 1, 2016 - June 30, 2017	295,095,377
July 1, 2017 - June 30, 2018	124,549,036
July 1, 2018 - June 30, 2019	53,987,335
July 1, 2019 - June 30, 2020	30,414,655
July 1, 2020 and thereafter	12,412,055

Total	516,458,458

Contingencies

As of June 30, 2016, the Group provided guarantees of US$1,680,552,328 (December 31, 2015: US$1,513,664,015), in favor of its customers in respect of mortgage loans granted by banks to such customers for their purchases of the Group’s properties where the underlying real estate ownership certificates can be provided to the banks on a time delay manner due to administrative procedures in the PRC. Pursuant to the terms of the guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principal together with the accrued interest and penalty owed by the defaulted purchasers to the bank and the Group is entitled to take over the legal titles and possession of the related properties. The Group’s guarantee period starts from the date of grant of the relevant mortgage loan and ends upon issuance of real estate ownership certificate which will generally be available within six to twelve months after the purchaser takes possession of the relevant property.

 The fair value of the guarantees is not significantly different than the net realizable value of the properties and management considers that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore no provision has been made for the guarantees.

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. The Company received a tax clearance certificate, which confirmed that the Company’s accrual under the deemed profit method was adequate and there were no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the contingency amounted to US$16.2 million in relation to deemed profit method being overturned is only reasonably possible as of June 30, 2016.

In connection with Ozarks Term loan obtained by Hudson 888 Owner LLC, XIN Development Group International Inc. agreed to provide a number of guarantees jointly and severally to Ozarks Bank. As of June 30, 2016, the amount under these guarantee arrangements was approximately US$26.3 million. Based on information currently available, the Company does not believe that it is probable that XIN Development Group International Inc. be required to pay any amount under these guarantees. Therefore, no amounts have been recognized in the financial statements for the underlying of these guarantee arrangements.

16. Accumulated other comprehensive income

The movement of accumulated other comprehensive income is as follows:

Foreign currency translation adjustments

Balance as of December 31, 2015	30,951,837
Other comprehensive loss (unaudited)	(19,435,836)
Balance as of June 30, 2016	11,516,001

F-36

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2015 AND 2016 (UNAUDITED) (Continued)

(All amounts stated in US$, except for number of shares data)

17. Non-controlling interests

The movement of non-controlling interest is as follows:

Amount
US$

Balance as of December 31, 2015	(18,819)
Net income attributable to non-controlling interest(unaudited)	2,053,922
Acquisition of a subsidiary (unaudited) (see Note 6)	5,724,339
Change in ownership interest of a subsidiary (unaudited) (see Note 11 (d))	506,696
Effect of exchange rate (unaudited)	(145,037)

Balance as of June 30, 2016	8,121,101

18. Subsequent events

On July 13, 2016, Henan Xinyuan Guangsheng Real Estate Co., Ltd. acquired a parcel of land in Zhengzhou, Henan Province for a consideration of RMB357.1 million, equivalent to US$53.9 million.

On August 1, 2016, the Company acquired a parcel of land, located at 135-35 Northern Blvd in Flushing, Queens, New York for US$66.0 million.

On August 15, 2016, Xinyuan (China) Real Estate, Ltd. issued the first tranche of new onshore corporate bonds with an aggregate principal amount of RMB1.5 billion (US$226 million) due on August 15, 2019 at a coupon rate of 7.5% per annum. Interest is payable on August 15 of each year, commencing August 15, 2016.

F-37